EXHIBIT 21

Subsidiaries of HQ Sustainable Maritime Industries, Inc.

(as of December 18, 2006)

Name of Subsidiary	Jurisdiction of Incorporation or Organization

HQ Sustainable Maritime Marketing Inc.	New York

Jade Profit Investment Limited	British Virgin Islands

Sealink Wealth Limited	British Virgin Islands

Jiahua Marine Bio-Products Company Limited	People’s Republic of China

Hainan Quebec Ocean Fishing Co. Ltd.	People’s Republic of China